UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 10, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

Classificado como Uso Interno Classificado como Uso Interno TIM S.A. – Investor Relations 2 Results Presentation Disclaimer This presentation contains declarations that constitute forward-looking statementsregarding the intent, belief or current expectations of value creation, customer base dynamics, estimates regarding future financial results and other aspects of the activities. Such forward looking statements are not guarantees of future performanceand involve risks and uncertainties, and actualresults may differ materially from those projected asa result of various factors. Analysts and investors are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this presentation. TIM S.A. undertakes no obligation to release publicly the results of any revisions to these forward-looking statements, those do not represent necessarily a formal guidance. Financial figures are presented considering impacts from IFRS 16 adoption, unless otherwise indicated. Normalized numbers in this presentation are adjusted by the effects described in footnotes. (1) OperatingCostsnormalizedduetoexpensesrelatedtolegaladvisoryservicesassociatedwiththeacquisitionofV8.Tech(+R$25.8millionin4Q25),thesettlementofthedisputewiththeformerfinancialservicespartner(+R$1.0millionin4Q25,+R$1.1millionin2Q25and+R$19.0millionin1Q25)andrelatedtothepriceadjustmentintheI-Systemssalecontract(+R$10.0millionin4Q24). (2) EBITDAnormalizedaccordingtotheitemsdescribedinthe'Costs’item(+R$26.8millionin4Q25,+R$1.1millionin2Q25,+R$19.0millionin1Q25and+R$10.0millionin4Q24).EBITDA-ALexcludingtheimpactofsitedecommissioningfines. (3) NetIncomenormalizedbasedontheitemsdescribedinthe'Costs’itemandduetonon-recurringeffectsinIncomeTaxandSocialContribution(-R$9,1millionin4Q25,-R$387kin2Q25,-R$6.5millionin1Q25and-R$3.4millionin4Q24). Classificado como Uso Interno TIM S.A. – Investor Relations 3 Results Presentation Full Year Highlights TIM advanced with strength, delivered its guidance, and laid a robust foundation for 2026 (1) Normalizedfortheeffectsdetailedinslide2;(2)OperatingCashFlow(“OpCF")representsEBITDA-ALminusCapex;(3)IncludingBuybackprogram;(4)OpensignalReportonJanuary28th,2026(here). NET SERVICE REVENUE +5.2% EBITDA¹ OpCF2 24.6 25.9 2024 2025 +7.5% 12.6 13.6 2024 2025 CAPEX SHAREHOLDERS REMUNERATION³ 4.6 4.5 2024 2025 -0.2% 3.5 4.7 2024 2025 49.6% EBITDA Margin 51.0% (R$ Bln; %YoY) 5.2 6.0 2024 2025 +15.7% +35.7% LEADER IN 5G TIM surpasses R$ 1 billion in total contract value (VTC) in all B2B verticals TIM is also a winner in 6 national awards on latest Opensignalreport4 Over 1,000 cities covered and keeps raising the bar for connectivity OVER R$ 1 BLN IN VTC #1 IN CONSISTENT QUALITY 3 consecutive years on CDP’s “A List” and 16 years of continuous CDP climate reporting TIM IN THE CDP “A LIST” Service Revenue outpaced inflation, while costs remained below it PRODUCTIVITY GAINS Classificado como Uso Interno TIM S.A. – Investor Relations 4 R esInuvltess Ptorer sReenlatatitoionns Results Presentation (Total Net Revenue in R$ Mln; %YoY) TOTAL NET REVENUE AT A SOLID PACE Mobile and fixed fueled consistent Net Service Revenue growth Revenues POSTPAID FTTH ARPU R$95.2/Moin 4Q25 ARPU growth driving revenue dynamics CLIENT BASE +7.6% in 4Q25 YoY 11 months of positive net adds in client base Postpaid is in a cycle of strong expansion, reflected in both ARPU and customer base performance 6,015 6,305 328 359 288 255 6,631 6,920 4Q24 4Q25 Mobile Fixed Handsets 4,4% 4.8% 9.4% PREPAID Prepaid revenue decline decelerated, 3rdconsecutive quarter Postpaid Revenues Prepaid Revenues +9.5% YoY in 4Q25 -6.5% YoY in 4Q25 FTTH revenue is back on a positive trend POSTPAID FUELS MOBILE SERVICE EXPANSION AS PREPAID DECLINE NARROWS FTTH DRIVING FIXED-LINE RECOVERY MOBILE FIXED +5.2% YoY Net Service Revenue 2025 Revenue +5.4% YoY Mobile Service Revenue TIM S.A. – Investor Relations 5 Results Presentation -10.9% -10.6% -8.9% -6.5% POSTPAID CONTINUES TO LEAD WITH ROBUST QUARTERLY PERFORMANCE Mobile: Core trends Postpaid(ex-M2M) Net Adds (‘000) Prepaidto Postpaid MigrationYoYgrowth in 4Q25 +11.9% Control to Pure Postpaid MigrationYoYgrowth in 4Q25 +12.0% Postpaid Churn (ex-M2M) PREPAID REVENUE DECLINE DESACELERATES Rechargers and the average recharge amount showed signs of stabilization in the second half of the year, supported by the Company’s commercial efforts, while prepaid-to-postpaid migrations continued to advance throughout the period Postpaid sustains its positive momentum while prepaid shows stabilization signs 1Q25 2Q25 3Q25 4Q25 Prepaid Revenues (% YoY) Positive dynamics in customer base for all quarters Improving client retention with proactive management of churn levels R$ 54.8/Mo +3.1% YoY in 4Q25 0.8% 0.8% 0.8% 0.8% 1Q25 2Q25 3Q25 4Q25 274 451 415 316 1Q25 2Q25 3Q25 4Q25 Driving stronger client monetization through strategic price adjustments and a steady migration to higher-value plans Postpaid (ex-M2M) ARPU +6.0% growthon Postpaid (ex-M2M) base Classificado como Uso Interno TIM S.A. – Investor Relations 6 Results Presentation Fixed: Broadband Broadband operational improvements are beginning to bear results 478 9,203 23,294 27,399 1Q25 2Q25 3Q25 4Q25 NET ADDS GROWTH BACK ON TRACK WHILE FTTH MIGRATION ACCELERATES 850kUltrafibra Customers in 4Q25 98.9%Running on FTTHNetwork (Broadband Total Net Adds) BROADBAND REVENUES GROWING AT SOLID PACE WHILE FTTH ARPU REMAINS STABLE (TIM Ultrafibra Revenue Growth;%YoY) R$ 95.2/MoFTTH ARPU in 4Q25 3.6%growth YoY in 4Q25 Broadband revenue has resumed growth, supported by rising net additions 1Q25 2Q25 3Q25 4Q25 -4.5% -3.6% -2.4% 6.2% TIM S.A. – Investor Relations 7 Results Presentation 27 209 607 1,089 4Q22 4Q23 4Q24 4Q25 (# Cities with 5G) Mobile: Best Network LEADER IN 5G COVERAGE, WITH 52%¹ MORE CITIES CONNECTED THAN SECOND PLAYER Maintaining leadership in network coverage and quality while advancing our brand perception and cost efficiency SIXNATIONAL WINS ACROSS OPENSIGNAL LATEST REPORT² (1) Source:Teleco,onFebruary4th,2026;(2)OpensignalReportonJanuary,28th2026(here); NETWORK SWAP PROJECT WILL CONTINUE TROUGHTOUT 2026 NEW YEAR, NEW PROJECT AHEAD… Consistent Quality Reliability Experience Video Experience Live Video Experience Time On Network 5G Availability #1 HIGHER COVERAGE 6.5k Network Swapof sites in major capitals until 2027 Increasing 5G Coverage by +38% Improving Capacity by +40% HIGHER CAPACITY 1stin Brazil Winner of 5G consistent quality index for the 4thtime in a row #1 #1 #1 #1 #1 Best result in 6 categories Network swap 100% completed in São Paulo and Minas Gerais Classificado como Uso Interno TIM S.A. – Investor Relations 8 Results Presentation A year of achievements in B2B ~26.2 Mln >472k Smart light spots sold (+39% YoY) B2BFull Year Recap 10,259 Km covered in highways (+83% YoY) MINING INTERNET OF CARS OTHERS … as well as leading operators in adjacent sectors Major Mining Players in Brazil +569k vehicles with embedded Internet Hotspot Testing new products : • F1 broadcast in São Paulo • Porsche C Cup • Carnival in Rio de Janeiro UTILITIES AGRIBUSINESS LOGISTICS total hectares covered with 4G (+33% YoY) TIM IS RAMPING UP PRESENCE IN ALL VERTICALS Connectivity as enabler of developments in key verticals In B2B contracted revenue¹ reached R$1 Bln (1) Since2018. Classificado como Uso Interno TIM S.A. – Investor Relations 9 R esInuvltess Ptorer sReenlatatitoionns Results Presentation (Normalized2Opexin R$ Mln; %YoY) (Normalized² EBITDA in R$ Mln; %YoY) DISCIPLINED COST MANAGEMENT: 2025 OPEX GROWING WELL BELOW INFLATION SOLID EBITDA EXPANSION LEADING TO HISTORIC MARGIN HIGHS Cost discipline throughout the year enabled exceptional EBITDA growth and record-high Margin 49.6% +1.4 p.p. (1) LTMinflation(IPCA)inDecember2025,source:IBGE;(2)Normalizedfortheeffectsdetailedinslide2. EBITDA Margin2 51.0% +9.7% YoY EBITDA2: Margin2: (+2.6 p.p.) 53.1% 4Q25 EBITDA & Margin2 MULTI-LAYERED EFFICIENCY PROGRAM Efficiency cost management led Opexto grow below inflation in all quarters of 2025 LTM Opex %YoY Inflation1 4.9% 4.0% 3.3% 1.8% 5.5% 5.4% 5.2% 4.3% 1Q25 2Q25 3Q25 4Q25 12,625 13,577 2024 2025 7.5% 12,823 13,048 2024 2025 1.8% Classificado como Uso Interno TIM S.A. – Investor Relations 10 R esInuvltess Ptorer sReenlatatitoionns Results Presentation ENDING 2025 WITH LEASE INTENSITY ON DECLINE… (Leases in R$ Mln; Leases as a % of Net Revenues, %) 2,602 2,921 4Q24 4Q25 12.3% Effective Lease cost managementas a key factor ofconsistentEBITDA-AL evolution (1) Normalizedfortheeffectsdetailedinslide2. (Normalized¹ EBITDA-AL in R$ Mln; %YoY) ANOTHER SOLID DOUBLE-DIGIT EBITDA-AL GROWTH BOOSTING MARGINS EBITDA-AL Margin1 39.2% +3.0 p.p. 42.2% Financials …AS EFFICIENCY PROGRAM INITIATIVES ARE EXECUTED AND START TO GENERATE BENEFITS Consolidating ~9,000 towers (30% of infrastructure) into a single contract through 2034 Greater cost predictability and sustainability, through updated terms aligned with market conditions Simpler governance and operational efficiency, via unified contracts and streamlined management Long-term partnership strengthened, supporting TIM’s strategic objectives under the Lease Efficiency Plan 744 751 758 751 11.6% 11.4% 11.3% 10.9% 500 550 600 650 700 750 800 850 900 950 1000 8.0% 8.5% 9.0% 9.5% 10.0% 10.5% 11.0% 11.5% 12.0% 1Q25 2Q25 3Q25 4Q25 Strategic leasing optimization to maximize margin impact +8.3% YoY EBITDA-AL1: Margin1: (+1.3 p.p.) 39.7% 2025 EBITDA-AL & Margin1 Classificado como Uso Interno TIM S.A. – Investor Relations 11 R esInuvltess Ptorer sReenlatatitoionns Results Presentation 1,450 2,210 2,050 1,790 748 3,500 4,748 2024 2025 35.7% 1,055 1,349 4Q24 4Q25 27.9% Financials (Net Income¹ in R$ Mln; %YoY) REACHING HIGHEST-EVER NET INCOME LEVELS WITH ANOTHER DOUBLE-DIGIT GROWTH A year defined by historic net income and resilient cash generation maximizing shareholders remuneration SHAREHOLDERS REMUNERATION GOING STRONG, MEETING OUR COMMITMENTS (Announced IoC & Dividends + Buyback Program, in R$ Mln) (1) Normalizedfortheeffectsdetailedinslide2;(2)Thepayoutratiorepresentsthetotalamountofdividends,interestoncapital,andbuybackprogrampaidin2025dividedbythenetincomeoftheyear. Buyback Interest on Capital Dividends 2025 Net Income¹ +37.4% YoY Earnings per Share: +39.1% YoY Payout2: 139% R$ 4.3 bln Classificado como Uso Interno TIM S.A. – Investor Relations 12 R esInuvltess Ptorer sReenlatatitoionns Results Presentation Financials Disciplined financial structure mindset supporting another robust operating cash flow expansion (1) Normalizedfortheeffectsdetailedinslide2. STRONG AND SUSTAINED DOUBLE-DIGIT GROWTH IN OPERATING CASH FLOW (OpCFrepresents EBITDA-AL¹ minus Capex in R$ Mln; %YoY) SOLID CASH POSITION ENABLING SUPERIOR SHAREHOLDER PAYOUTS (Total Cash in R$ Mln; %YoY) 1,227 1,574 4Q24 4Q25 28.3% OpCF Margin 18.5% +4.2 p.p. 22.8% +15.7% YoY OpCF: Margin: (+2.2 p.p.) 22.7% 2025 OpCF& Margin NET FINANCIAL POSITION AND LEVERAGE Net Debt: R$ 11,112 Mln (+5.7% YoY) Net Debt-AL: -R$ 2,418 Mln (+32,7% YoY) Leverage: 0.82x (Net Debt/ LTM EBITDA¹) Leverage-AL: -0.23x (Net Debt-AL/ LTM EBITDA-AL¹) 5,693 11,993 5,885 9,035 -37 -3.095 -494 890 -6.108 2024 EBITDA -Capex Decomm.Fines LeasingPayments New Loans +DebtPayment Others 2025 (BeforeShareholderRemun.) Divid./IoCPayments/Buyback 2025 Classificado como Uso Interno TIM S.A. – Investor Relations 13 Results Presentation Closing the year on the right track with a clear framework for 2026 ESG: foundation for our strategy and integrated throughout the entire organization Consolidate position as a reference in Latin America while creating value for our People, Society and Environment AI cross -organization transformation Elevate AI adoption to a transformative level by becoming an AI-First organization B2B: Accelerating on a new growth path Accelerate the adoption of Network as a Service while expanding our portfolio of IoT solutions and Tech offeringsRestructure the operating model to enable scaleAccelerate revenues from data monetization initiatives Broadband: Sustainable growth with optionality for the future Drive operational improvement to sustain organic growthMaintain optionality to accelerate Broadband as the market evolves Mobile: Customer-First fuels profitability Ensure competitiveness in all segments and sophisticated management of the customer base, supported by 3 pillars: -Best Network: enhancing quality and experience -Best Service: AI to drive caring revolution -Best offer: value-driven innovation to support portfolio evolution Re -focus partnership approach to drive revenues and base growth Efficiency as an enabler of value creation Consistent discipline combined with strategic capital allocation and expenditure focused on exploring new fronts Strategic plan details and guidance on Feb 24th Closing remarks

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 10, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer